April 24, 2015

Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mitel Networks Corporation

Registration Statement on Form S-4 (Registration No. 333-203167), filed on April 1, 2015 and amended on April 10, 2015, April 16, 2015 and April 21, 2005

Dear Mr. Fischer:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, on behalf of our client Mitel Networks Corporation (the “Company”), we respectfully request the acceleration of the effectiveness of the above-referenced registration statement (the “Filing”), so as to become effective at 9:00 a.m. (Eastern Time) on April 28, 2015, or as soon as possible thereafter.

In connection with the above, we acknowledge on behalf of the Company that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam M. Givertz at (416) 504-0525 or Stephen C. Centa at (416) 504-0527, in each case of Paul, Weiss, Rifkind, Wharton & Garrison LLP, should you have any questions or comments regarding this letter.

Very truly yours,

/s/ Adam. M Givertz

Adam M. Givertz

cc:	Daniel F. Duchovny

Securities and Exchange Commission

Greg Hiscock

Mitel Networks Corporation